

October 26, 2010

Dr. Michael D. West, PhD.
Chief Executive Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

> **Re: BioTime, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement**
> **Filed April 30, 2010**
> **File No. 001-12830**

Dear Dr. West:

We have reviewed your August 3, 2010 response to our July 27, 2010 comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Year Ended December 31, 2009

Licensed Stem Cell Technology and Stem Cell Product Development Agreements, page 8

1. We note your response to comments 4, 5, and 6. Please confirm that your Form 10-K for 2010 will identify the anticipated expirations of your Product Production and Distribution Agreement with Lifeline Cell Technology, LLC, your Stem Cell Agreement with Reproductive Genetics Institute, your license agreement with CJ Corp. and your collaboration agreements with Summit Pharmaceuticals International Corporation.

Results of Operations, page 40

2. Please refer to prior comment eight. We acknowledge the information provided in your response, particularly your inability to produce research and development costs by project. As originally requested, please revise to provide other quantitative or qualitative disclosures that indicate the amount of the company's resources being used on each significant research and development project. To the extent that the amount or range of costs and timing to complete the project are not estimable, disclose those facts and circumstances that preclude you from making reasonable estimates.

Notes to the Consolidated Financial Statements

5.Royalty Obligations and Deferred License Fees, page 59

3. Please refer to prior comment 11. As originally requested, please refer us to the technical guidance upon which you relied in deferring license fees until product sales commence and then amortizing these amounts over the estimated product revenue periods. Explain why this approach is preferable to amortization over the term of the license agreement and why amortization did not begin when the first revenues were recognized rather than waiting until significant revenues have been recognized. Explain why these license payments did not represent research and development expense that would be expensed when incurred rather than capitalized as assets.Please refer us to the technical guidance upon which you relied:

    -   for deferring license fees as an asset rather than charging them to expense as research and development; and
    -   assuming that recording as an asset is appropriate, for waiting until product sales commence before amortizing them over the estimated product revenue periods rather than beginning the amortization period immediately.

You may contact Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions on comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant